Mail Stop 6010

							September 2, 2005


Daniel Greenleaf
President and Chief Executive Officer
Vioquest Pharmaceuticals, Inc.
7 Deer Park Drive, Suite E
Monmouth Junction, New Jersey 08852

Re:	Revised Proxy Statement on Schedule 14A
    	File No. 0-16686
	Filed August 19, 2005

Dear Mr. Greenleaf:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your proxy statement.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Schedule 14A

Tandy Representation
1. In our first comment letter we asked for the following representation to be given in connection with your response to our comments:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We note that you did not provide a letter acknowledging the language included in this comment. Please advise us or provide us with this representation in your next response letter.

"Following the Merger, if we are unable to hire additional
qualified
.. . . .," page 15
2. We note your response to comment 21 and your revised disclosure.
Please quantify approximately how many additional employees you expect to hire in the areas you have identified in this risk factor as well as the approximate time frame in which you plan to hire these additional employees. If you are unable to quantify the approximate number of additional employees, please so state and include the reasons you cannot provide the amount.

Federal Income Tax Consequences of Reincorporation, page 29
3. We note your response to comment 30 and reissue the comment. Please state whether or not you will have or will obtain a tax opinion regarding the reincorporation. If you have not or are not obtaining an opinion, state the basis for the disclosure in the tax section.

The Merger, page 40
4. We note your response to comment 35 and have received your application for confidential treatment with respect to Greenwich`s agreements with the Cleveland Clinic Foundation and the University of
South Florida Research Foundation, respectively. We are currently reviewing your application and will issue any comments in a separate letter.

Selected Historical Financial Data, page 60

5. Refer to your response to comment 66. We note that you added certain disclosures as "Pro forma information." It is not clear what this amount represents. Your presentation also does not address the requirement that this be presented in columnar format to clearly indicate what these represent and the impact of the proforma numbers.
Please revise your disclosure to clarify what this "Pro forma information" is and present it in the described format. To the extent that pro forma EPS differs from the EPS presented here, disclose that in a similar format. Consider the need to disclose this information in summary format for VioQuest here as well to better understand what is being presented on a pro forma basis. Refer to Item 3(f) of the instructions to Form S-4.

Pro Forma Financial Information, page 68

(1) Description of Transaction and Basis of Presentation, page 73

6. Please refer to your response to our prior comment 68.   We
recognize that this is a preliminary valuation. However the statement of this fact does not address why you feel that the payment of contingent consideration discussed in the second to the last paragraph on page 73 will allow you to increase the charge to IPR&D when made. Please explain to us why you feel that this apparent residual valuing methodology is appropriate.

Financial Statements - Greenwich Therapeutics, Inc., page C-1

Statements of Cash Flows, page C-6

7. Please refer to your response to our prior comment number 70. Please clarify on the face of the statement of cash flows, or in a note to the financial statements that this transaction does not represent an actual advance to the company, but instead represents a non-cash transaction where the related party pays directly the expenses. Also clarify in your disclosure in note 7 that you did not actually physically receive these advances as the current wording seems to imply, but that the related party made additional payments for your benefit. Refer to paragraph 32 of SFAS 95.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related
matters.
Please contact Song P. Brandon at (202) 551-3621, John Krug at
(202)
551-3862or me at (202) 551-3710 with any other questions.


							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Christopher J. Melsha, Esq.
	Kristen J. Wilcox, Esq.
	Maslon Edelman Borman & Brand, LLP
	3300 Wells Fargo Center
	90 South Seventh Street
	Minneapolis, Minnesota 55401



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